Exhibit 99.1

Cellebrite Announces Record Fourth-Quarter and Full-Year 2025 Results

Total ARR grew 21% to $480.8 million; Revenue grew 18% to $128.8 million

Net income of $21.3 million supports non-GAAP net income of $36.7 million and adjusted EBITDA of $38.3 million, 29.8% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, February 11, 2026 – Cellebrite (NASDAQ: CLBT), a global leader in AI-powered Digital Investigative and Intelligence solutions for the public and private sectors, today announced financial results for the three and twelve months ending December 31, 2025.

“Cellebrite closed 2025 with a solid fourth quarter that capped a year of meaningful strategic progress,” stated Thomas E. Hogan, Cellebrite’s CEO. “We cemented our Inseyets offering as the gold standard in digital forensics, drove strong adoption of our SaaS and cloud-based offerings, completed our first major acquisition and added important talent across the Company. Despite a challenging U.S. Federal spending environment, we drove 21% ARR growth in 2025, which reflects expansion across all of our major geographies and our flagship offerings, as well as the modest contribution from Corellium. Our success in growing the top line while expanding profit margins and generating outstanding free cash flow is a direct byproduct of the value of our platform, the strength of customer relationships and our ongoing commitment to thoughtful commitment to thoughtful spending and optimized resource allocation.”

Hogan added, “Our 2026 outlook reflects our conviction in accelerated ARR growth. The positive macro tailwinds for our business persist. We remain well positioned to expand our relationships across global law enforcement, defense and intelligence, and the private sector. We enter 2026 with a wide range of new and ongoing opportunities for growth including the continuation of Inseyets conversions, our new advanced unlock capabilities, broad adoption of our Guardian Forensics combined with the upcoming launch of Guardian Investigate, an expanding suite of AI-powered analytics, the global distribution of Corellium solutions across both the private and public sectors, the anticipated rebound within the U.S. Federal segment, our new, expected leadership position in Drone Forensics and our increased investment in the Defense and Intelligence sector. As always, we remain committed to responsible profitability and our corresponding strength in free cash flow. I am proud of this team and product of significant role we continue to play in keeping our nations, communities and businesses safe.”

Fourth-Quarter 2025 Financial Highlights

●	Revenue of $128.8 million, up 18% year-over-year

●	Subscription revenue was $115.5 million, up 21% year-over-year

●	Total Annual Recurring Revenue (ARR) of $480.8 million, up 21% year-over-year

o	Total ARR includes $16.1 million in ARR from Corellium, which was acquired by Cellebrite on December 1, 2025. Excluding Corellium’s ARR, Cellebrite’s ARR grew organically by 17% to $464.7 million.

●	Recurring revenue dollar-based net retention rate of 116%

●	GAAP gross profit and gross margin of $109.1 million and 84.7%, respectively; Non-GAAP gross profit and gross profit margin of $110.8 million and 86.0%, respectively

●	GAAP net income of $21.3 million; Non-GAAP net income of $36.7 million

●	GAAP diluted earnings per share of $0.08; Non-GAAP diluted earnings per share of $0.14

●	Adjusted EBITDA and Adjusted EBITDA margin of $38.3 million and 29.8%, respectively

Full-Year 2025 Financial Highlights

●	Revenue of $475.7 million, up 19% year-over-year

●	Subscription revenue was $427.0 million, a 21% year-over-year increase

●	GAAP gross profit and gross margin of $400.5 million and 84.2%, respectively; Non-GAAP gross profit and gross profit margin of $404.6 million and 85.1%, respectively

●	GAAP net income of $78.3 million; Non-GAAP net income of $130.5 million

●	GAAP diluted earnings per share of $0.31; Non-GAAP diluted earnings per share of $0.51

●	Adjusted EBITDA and adjusted EBITDA margin of $127.6 million and 26.8%, respectively

Recent Business Highlights

Cellebrite to Acquire SCG Canada, Adding Leading Portable Drone Forensics Capability

●	Cellebrite also announced today its agreement to acquire SCG Canada Inc., a leading provider of hand-held digital forensics solutions that enables access to dozens of the most common Unmanned Aerial Vehicles (UAVs) for extraction, decoding and visualization of important forensic artifacts.

o	This acquisition is expected to further broaden Cellebrite’s digital forensics capabilities for collecting and reviewing data from a fast-growing category of digital witnesses. Usage of drones around the globe is surging with global spending on drones expected to grow 20% to $53.5 billion in 2026. While drones have a myriad of constructive use cases, they also bring potential for harm and the pursuit of crime. In the US alone, in 2025 there were an estimated 1.2M drone violations making forensics and mitigations a critical element of balancing the global proliferation of drones.

o	“We believe drone data and artifacts could emerge over the coming years as the second most valuable data source behind mobile/cell phones in the pursuit of justice and safety,” said Thomas Hogan. “This applies to multiple customer cohorts including national defense, local law enforcement and private sector businesses focused on securing the air space around critical infrastructure, and dense locations such as airports and sports venues. This represents a modest but important move to further enhance Cellebrite’s overall value proposition and further elevate the impact of our AI-powered platform for multi-data source analysis – a critical component of modern-day investigations and intelligence gathering.”

o	Once this transaction is completed, Cellebrite customers focused on Defense and Intelligence will benefit from the addition of a highly portable, battery-powered solution for rapid access and visualization of mission-critical data at the point of collection – capabilities that aid smarter, faster decisions that can ultimately save lives. Additionally, law enforcement agencies around the world will gain a valuable forensic capability as they see increasing use of commercially available drones for a wide range of nefarious purposes such as smuggling contraband across borders and into jails, as well as disrupting air travel, large gatherings and public infrastructure.

o	The deal is expected to close later this quarter, subject to customary closing conditions. Terms of the transaction were not disclosed.

Innovation

●	Digital Forensics: Cellebrite ended 2025 with approximately 55% of its installed digital forensics license base converted to Inseyets, which exceeded the Company’s original target of 50% and further validates Inseyets’ market and technology leadership. Cellebrite has also continued to broaden its mobile phone access capabilities across Android, Apple iOS and feature phones with anticipated innovations scheduled for general availability over the next several months.

●	AI: Cellebrite has continued to increase its investment in AI. The Company further broadened its AI research and engineering teams to advance the Company’s machine learning models, generative AI features and agentic AI capabilities. Cellebrite also continued to build out its AI layer that leverages an expanding AI agent framework that is embedded within its Cellebrite SaaS platform. In addition, Cellebrite recently established an AI Innovation Center to augment the ongoing expansion of its portfolio. Some of Cellebrite’s newest AI-enabled features will be embedded in its Guardian Investigate solution, which is designed to help investigative teams build stronger case narratives, collaborate seamlessly in a secure, unified workspace, and analyze a broad range of evidence and file types from digital forensics data, video, call detail records, and open-source intelligence to case records, license plate reader information, ballistics and geolocation data. Guardian Investigate is currently in limited release with general availability anticipated in early spring 2026.

Go-To-Market

●	On February 5, 2026, Cellebrite published its 2026 Industry Trends Survey, highlighting data-driven insights into the key challenges, shifts and opportunities shaping digital investigations across the public and private sectors worldwide.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

David Barter, Cellebrite’s CFO, said, “Our fourth quarter 2025 performance underscores the resilience of our model – solid ARR expansion, sustained subscription momentum especially with our SaaS and cloud-enabled solutions, and outstanding free cash flow generation. Cellebrite moves into 2026 well positioned to scale efficiently and reaccelerate its ARR growth rate. As we continue to thoughtfully allocate capital to drive durable long-term growth, we plan to maintain strong operating profitability and a 30%-plus free cash flow margin in 2026 despite the transitory impacts associated with an unfavorable FX environment.”

The Company’s first-quarter and full-year 2026 financial expectations are as follows:

	First-Quarter 2026 Expectations	Full-Year 2026 Expectations
	(as of 02/11/26)	(as of 02/11/26)
ARR	$491 million - $493 million	$567 million - $573 million
Annual Growth	20% - 21%	18% - 19%
Revenue	$126 million - $128 million	$565 million - $571 million
Annual Growth	18% - 20%	19% - 20%
Adjusted EBITDA	$26 million - $28 million	$149 million - $155 million
Adjusted EBITDA margin	21% - 22%	26% - 27%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s fourth-quarter 2025 financial results and discuss its full-year 2026 outlook. Pertinent details include:

Date:	Wednesday, February 11, 2026
Time:	8:30 a.m. ET
Call-In Number:	203-518-9814 / 800-274-8461
Conference ID:	CLBTQ425
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q4-2025-financial-results-conference-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/v9sjjqnr

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition;

●	Acquisition-related expenses and executive severance expenses relate to the cash component of contractual severance due to our former CEO and CFO, all of which are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in property and equipment, can be used for strategic initiatives.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, estimated financial information for the first quarter of 2026 and for fiscal year 2026 including those statements with respect to our 2026 outlook reflecting our conviction in accelerated ARR growth, quarterly and full-year 2026 revenue and annual recurring revenue, profitability, earnings and free cash flow, the anticipated rebound within the U.S. Federal segment, the belief that drone data and artifacts could emerge over the coming years as the second most valuable data source behind mobile/cell phones in the pursuit of justice and safety, the customer benefits associated with the acquisition of SCG Canada and the successful closing of the acquisition later this quarter, as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s digital investigation solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; Cellebrite’s dependency on its customers renewing their subscriptions and purchasing new subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with Cellebrite’s dependency on third parties for supplying components or services and with higher costs or unavailability of materials used to create its hardware product components; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to recruit, train and retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions against cyber-attacks, information technology system breaches or disruptions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war, the increased tension between Israel and Iran and its proxies, including the ongoing hostilities between Israel and Hezbollah, and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations, including due to fluctuations in foreign currency exchange rates, rising global inflation and exposure to regions subject to political or economic instability; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 18, 2025, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to protect communities, nations and businesses as a global leader in digital investigative and intelligence solutions. More than 7,000 global law enforcement agencies, defense and intelligence organizations and enterprises trust Cellebrite’s AI-powered software portfolio to make forensically sound digital data more accessible and actionable. Cellebrite technology allows customers to accelerate more than 1.5 million legally sanctioned investigations annually, enhance sovereign security, elevate operational efficacy and efficiency and enable advanced mobile research and application security. Available via cloud, on-premises and hybrid deployments, Cellebrite’s technology enables its customers around the globe to advance their missions, elevate public safety and safeguard data privacy. To learn more, visit us at www.cellebrite.com.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media

Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.

Fourth-Quarter 2025 Results Summary

(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024

Revenue	128,821	109,049	475,675	401,203
Gross profit	109,130	91,425	400,503	338,610
Gross margin	84.7%	83.8%	84.2%	84.4%
Operating income	20,805	15,727	66,480	56,906
Operating margin	16.2%	14.4%	14.0%	14.2%
Net income (loss)	21,261	19,269	78,326	(283,007)
Cash flow from operating activities	86,811	65,967	173,544	132,171

Non-GAAP Financial Data:
Operating income	36,498	26,928	120,663	92,119
Operating margin	28.3%	24.7%	25.4%	23.0%
Net income	36,694	26,123	130,506	97,761
Adjusted EBITDA	38,331	28,793	127,631	99,377
Adjusted EBITDA margin	29.8%	26.4%	26.8%	24.8%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	December 31,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$124,457	$191,659
Short-term deposits	161,049	153,746
Marketable securities	151,544	101,818
Trade receivables (net of allowance for credit losses of $506 and $594 as of December 31, 2025 and December 31, 2024, respectively)	104,972	82,358
Prepaid expenses and other current assets	19,630	23,246
Contract acquisition costs	6,595	5,827
Inventories	7,603	8,939
Total current assets	575,850	567,593

Non-current assets
Other non-current assets	14,618	7,682
Marketable securities	97,959	36,601
Deferred tax assets, net	10,880	11,072
Property and equipment, net	22,209	16,995
Operating lease right-of-use assets, net	16,308	10,604
Intangible assets, net	81,469	11,306
Goodwill	119,559	28,714
Total non-current assets	363,002	122,974
Total assets	$938,852	$690,567

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$16,834	$11,077
Other accounts payable and accrued expenses	71,244	63,330
Deferred revenues	277,583	216,970
Operating lease liabilities	3,996	4,125
Total current liabilities	369,657	295,502

Long-term liabilities
Other long-term liabilities	16,677	6,954
Deferred revenues	49,526	45,247
Operating lease liabilities	18,674	6,844
Total long-term liabilities	84,877	59,045
Total liabilities	454,534	354,547

Shareholders’ equity
Share capital	(* )	(* )
Additional paid-in capital	568,721	498,883
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	2,220	2,086
Accumulated deficit	(86,538)	(164,864)
Total shareholders’ equity	484,318	336,020
Total liabilities and shareholders’ equity	$938,852	$690,567

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S. Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024

Revenue:
Subscription services	$89,068	$73,848	$330,765	$271,028
Term-license	26,426	21,220	96,245	82,007
Other non-recurring	4,564	6,293	17,771	17,285
Professional services	8,763	7,688	30,894	30,883
Total revenue	128,821	109,049	475,675	401,203

Cost of revenue:
Subscription services	10,502	7,156	37,461	26,004
Term-license	87	—	87	—
Other non-recurring	4,327	4,865	15,617	16,200
Professional services	4,775	5,603	22,007	20,389
Total cost of revenue	19,691	17,624	75,172	62,593

Gross profit	$109,130	$91,425	$400,503	$338,610

Operating expenses:
Research and development	29,865	25,599	113,877	98,415
Sales and marketing	38,561	35,524	154,814	132,389
General and administrative	19,899	14,575	65,332	50,900
Total operating expenses	$88,325	$75,698	$334,023	$281,704

Operating income	$20,805	$15,727	$66,480	$56,906
Financial income (expense), net	5,466	4,170	24,198	(332,890)
Income (loss) before tax	26,271	19,897	90,678	(275,984)
Tax expense	5,010	628	12,352	7,023
Net income (loss)	$21,261	$19,269	$78,326	$(283,007)

Earnings (losses) per share
Basic	$0.09	$0.08	$0.32	$(1.35)
Diluted	$0.08	$0.08	$0.31	$(1.35)

Weighted average shares outstanding
Basic	245,282,244	233,248,045	241,626,316	209,471,827
Diluted	251,501,118	247,353,640	249,903,126	209,471,827

Other comprehensive (loss) income:
Unrealized (loss) income on hedging transactions	(377)	261	1,115	(487)
Unrealized income (loss) on marketable securities	16	(411)	317	113
Currency translation adjustments	122	1,820	(1,298)	1,410
Total other comprehensive (loss) income, net of tax	(239)	1,670	134	1,036
Total other comprehensive income (loss)	$21,022	$20,939	$78,460	$(281,971)

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S, Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024

Cash flow from operating activities:

Net income (loss)	$21,261	$19,269	$78,326	$(283,007)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU’s	11,997	9,269	44,892	30,575
Amortization of premium, discount and accrued interest on marketable securities	(158)	(866)	(2,371)	(2,904)
Depreciation and amortization	3,941	2,729	11,867	10,607
Disposal and write-off of property and equipment	554	—	554	—
Abandonment of right-of-use assets and disposal of leasehold improvements	1,760	—	1,760	—
Interest income from short-term deposits	(1,747)	(2,836)	(8,164)	(10,736)
Deferred tax assets, net	1,899	(1,813)	75	(4,015)
Remeasurement of Warrant liability	—	—	—	110,664
Remeasurement of Restricted Sponsor Shares liability	—	—	—	65,889
Remeasurement of Price Adjustment Shares liability	—	—	—	173,051
Decrease (increase) in trade receivables	4,654	10,263	(15,781)	(5,829)
Increase in deferred revenue	33,156	17,255	49,768	22,317
Increase in other non-current assets	(8,329)	(47)	(6,936)	(341)
Decrease (increase) in prepaid expenses and other current assets	2,546	(2,885)	5,614	3,201
Changes in operating lease right-of-use assets	1,162	1,450	4,585	5,335
Changes in operating lease liability	3,150	(1,278)	547	(4,839)
Decrease in inventories	1,284	746	1,632	982
Decrease in trade payables	5,442	3,917	4,943	2,755
Increase in other accounts payable and accrued expenses	6,810	11,722	4,248	17,586
(Decrease) increase in other long-term liabilities	(2,571)	(928)	(2,015)	880
Net cash provided by operating activities	86,811	65,967	173,544	132,171

Cash flows from investing activities:
Purchases of property and equipment	(3,956)	(3,178)	(13,225)	(8,566)
Cash paid in conjunction with acquisitions, net of acquired cash	(147,456)	—	(147,456)	(2,748)
Purchase of Intangible assets	—	(1,139)	—	(2,043)
Investment in marketable securities	(126,028)	(15,079)	(321,231)	(127,789)
Proceeds from maturities of marketable securities	34,772	10,985	152,992	59,971
Proceeds from sales of marketable securities	28,643	—	59,809	—
Investment in short-term deposits	(88,000)	(39,000)	(187,000)	(207,000)
Redemption of short-term deposits	55,914	31,462	187,861	138,702
Net cash used in investing activities	(246,111)	(15,949)	(268,250)	(149,473)

Cash flows from financing activities:

Exercise of options to shares	1,022	5,756	20,097	17,265
Proceeds from Employee Share Purchase Plan	1,318	974	4,956	3,344
Exercise of Warrants	—	—	—	53
Redemption of Warrants	—	—	—	(11)
Net cash provided by financing activities	2,340	6,730	25,053	20,651

Net (decrease) increase in cash and cash equivalents	(156,960)	56,748	(69,653)	3,349
Net effect of Currency Translation on cash and cash equivalents	56	(1,438)	2,451	(1,207)
Cash and cash equivalents at beginning of period	281,361	136,349	191,659	189,517
Cash and cash equivalents at end of period	$124,457	$191,659	$124,457	$191,659

Supplemental cash flow information:
Income taxes paid (received)	$2,838	$3,801	$(549)	$7,706
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$(1,987)	$53	$11,154	$1,884
Reclassification and exercise of public and private Warrants	$—	$—	$—	$164,770
Reclassification and release of Restricted Sponsor Shares	$—	$—	$—	$113,136
Reclassification and issuance of Price Adjustment Shares	$—	$—	$—	$254,766

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$19,691	$17,624	$75,172	$62,593
Less:
Share-based compensation	775	575	3,180	2,227
Amortization of intangible assets	881	—	881	—
Acquisition-related costs	—	—	—	2
Non-GAAP cost of revenue	$18,035	$17,049	$71,111	$60,364

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$109,130	$91,425	$400,503	$338,610
Share-based compensation	775	575	3,180	2,227
Amortization of intangible assets	881	—	881	—
Acquisition-related costs	—	—	—	2
Non-GAAP gross profit	$110,786	$92,000	$404,564	$340,839

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$88,325	$75,698	$334,023	$281,704
Less:
Share-based compensation	11,222	8,694	41,712	28,348
Amortization of intangible assets	1,227	864	4,018	3,349
Acquisition-related costs	1,588	—	3,818	219
Executive severance costs	—	1,068	574	1,068
Non-GAAP operating expenses	$74,288	$65,072	$283,901	$248,720

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$20,805	$15,727	$66,480	$56,906
Share-based compensation	11,997	9,269	44,892	30,575
Amortization of intangible assets	2,108	864	4,899	3,349
Acquisition-related costs	1,588	—	3,818	221
Executive severance costs	—	1,068	574	1,068
Non-GAAP operating income	$36,498	$26,928	$120,663	$92,119

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$21,261	$19,269	$78,326	$(283,007)
Share-based compensation	11,997	9,269	44,892	30,575
Amortization of intangible assets	2,108	864	4,899	3,349
Acquisition-related costs	1,588	—	3,818	221
Executive severance costs	—	1,068	574	1,068
Tax income	(260)	(4,347)	(2,003)	(4,049)
Finance expense from financial derivatives	—	—	—	349,604
Non-GAAP net income	$36,694	$26,123	$130,506	$97,761

Non-GAAP Earnings per share:
Basic	$0.15	$0.11	$0.54	$0.45
Diluted	$0.14	$0.10	$0.51	$0.42

Weighted average shares outstanding:
Basic	245,282,244	233,248,045	241,626,316	209,471,827
Diluted	257,274,507	250,539,405	254,677,860	227,258,731

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$21,261	$19,269	$78,326	$(283,007)
Financial (income) expense, net	(5,466)	(4,170)	(24,198)	332,890
Tax expense	5,010	628	12,352	7,023
Share-based compensation	11,997	9,269	44,892	30,575
Amortization of intangible assets	2,108	864	4,899	3,349
Acquisition-related costs	1,588	—	3,818	221
Depreciation expenses	1,833	1,865	6,968	7,258
Executive severance costs	—	1,068	574	1,068
Adjusted EBITDA	$38,331	$28,793	$127,631	$99,377

	For the three months ended		For the year ended
	December 31,		December 31,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$86,811	$65,967	$173,544	$132,171
Less:
Purchases of property and equipment	(3,956)	(3,178)	(13,225)	(8,566)
Free cash flow	$82,855	$62,789	$160,319	$123,605
Free cash flow margin	64.3%	57.6%	33.7%	30.8%

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. Dollars in thousands, except share and per share data)

	December 31	December 31
	2025	2024
	(Unaudited)	(Unaudited)
Total ARR	$480,760	$395,899
ARR related to acquisitions	16,078	—
Organic ARR	$464,682	$395,899